

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2023

Colin Johnson
Chief Executive Officer
Freeport Holdings Series LLC
1181 Nixon Dr. #1009
Moorestown, NJ 08057

      Re: Freeport Holdings Series LLC
            Offering Statement on Form 1-A
            Filed December 14, 2022
            File No. 024-12099

Dear Colin Johnson:

      We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Offering Statement on Form 1-A</u>

<u>Summary</u>
<u>Q: How does Freeport fractionalize artwork?, page 8</u>

1.   Please reconcile your disclosure in your answer to this question that "the tokens themselves do not confer rights to investors," with your answer to the question "What are the benefits of the tokens living on the blockchain?," which describes a number of potential benefits, some of which could be understood to be rights, such as the right to transfer the tokens and, thereby, the shares.

<u>Q: What are the benefits of the tokens living on the blockchain?, page 8</u>

2.   Please clarify, if true, that currently there are no actual benefits. If currently you believe there are actual benefits, please disclose them in detail and with specificity. Please disclose that any potential future benefits may not be realized or may not be beneficial to

particular holders of tokens. Finally, please disclose how you will inform holders of tokens in the event benefits are added in the future.

Plan of Distribution
Process of Subscribing, page 20

3.   We note your disclosure on page 20 that investors will be able to subscribe to the offering by tendering digital assets and that those assets will be converted to fiat upon initial delivery of digital assets with their subscription. Please disclose:
- how you will calculate the value of the tendered digital assets;
- how and when you will communicate this valuation and the number of shares of Class A Ordinary Shares to the investors; and
- whether the investor will be able to withdraw the subscription based upon how you value the digital assets used for payment of the Class A Ordinary Shares.

4.   Please disclose the following:
- whether you will return digital assets to investors if a subscription is rejected or payment is to be refunded;
- the means you will use to determine the amount and form of a refund if the value of the digital assets used for payment subsequently increases or decreases;
- whether investors may withdraw their subscription prior to the close of the offering; and
- whether investors have any rights prior to the closing and the distribution of the Class A Ordinary Shares.

Please also add new risk factors describing the risks attendant to the matters above, including that investor funds could be held in escrow and stating how long they may be held in escrow.

Securities Being Offered, page 43

5.   Please disclose in this section, in detail, your intent to tokenize the shares.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Stephenson